Ecopetrol adjusts its Organizational Structure

Ecopetrol (BVC: ECOPETROL; NYE: EC) (“Ecopetrol” or the “Company”) informs that, in line with the 2040 strategy named “Energy that Transforms,” which seeks the Company’s positioning as a leader in energy diversification in the region and as part of its transformation process to have a more agile and efficient organization, Ecopetrol board of directors, in its extraordinary session of June 6, 2024, approved adjustments to its organizational structure. The changes were made to strengthen the management of its business lines, maintain competitive returns and segregate activities related to management from those related to execution. The changes are as follows:

•	Change of name of the Legal Vice-Presidency to the Vice-Presidency of Corporate Legal Affairs.
•	The Vice-Presidency of Corporate Affairs and General Secretariat divides its functions into two organizational units that are expected to report directly to the Chief Executive Officer's Office, the General Secretariat and the Corporate Directorate of Institutional Relations and Communications.
•	Merger of the Health, Safety and Environmental Vice-Presidency and the Vice-Presidency of Territorial and Sustainable Development into a single Corporate Vice-Presidency of Territorial Transformation and Health, Safety and Environmental Matters.
•	Change of name of the Vice-Presidency of Procurement and Services to Vice Presidency of Administration and Services.
•	Change of name of the Corporate Vice-Presidency of Human Resources to Corporate Vice-Presidency of Organizational Talent.
•	Change of name of the Operational Executive Vice-Presidency to Executive Vice-Presidency of Hydrocarbons.
•	Change of name of the Vice-Presidency of Low Emission Solutions to Executive Vice-Presidency of Energy for Transition.
•	Change of name of Corporate Division of Internal Audit Management to Corporate Directorate of Internal Audit, reporting directly to the board of directors and the Chief Executive Officer.
•	Change of name of the Vice-Presidency of Compliance to the Division of Corporate Compliance, reporting directly to the board of directors and the Chief Executive Officer.

These adjustments to the organizational structure will be effective as of July 1, 2024.

Bogota D.C., June 6, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co